UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132) and on Form F-1 (File No. 333-266050), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Evaxion Biotech A/S announces promising clinical Phase 1 data for its personalized cancer vaccine EVX-01

Evaxion Biotech A/S (the “Company”), announced promising clinical data from its EVX-01 Phase 1 clinical trial in metastatic melanoma. The Company will present the data on June 3, 2023 at the 2023 ASCO annual meeting, in Chicago, Illinois.

On May 25, 2023 the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

Exhibit No.	Description
99.1	Press Release dated May 25, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: May 25, 2023	By:	/s/ Bo Karmark
Bo Karmark
Chief Financial Officer